May 27, 2022

Via EDGAR

Ms. Stacie Gorman

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	Nuveen Global Cities REIT, Inc.
Pre-Effective Amendment No. 1 to
Post-Effective Amendment No. 13 to
Registration Statement on Form S-11
Filed May 27, 2022

Dear Ms. Gorman,

This letter sets forth the response of our client, Nuveen Global Cities REIT, Inc. (the “Company”), to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission dated May 26, 2022. The Company filed today Pre-Effective Amendment No. 1 (“Amendment No. 1”) to Post-Effective Amendment No. 13 to its Registration Statement on Form S-11 (File No. 333-252077) (the “Registration Statement”) in response to a comment from the Staff. The comment is below, followed by the Company’s response.

Comment: It appears that your Section 10(a)(3) update for December 31, 2021 financial statements was required by April 30, 2022. Please provide us with a legal analysis of your compliance with Section 10(a)(3) of the Securities Act of 1933. Please also advise whether you engaged in sales of your securities in the interim, and, to the extent you made such sales, please advise what consideration you have given to including disclosure regarding the potential violation of Section 5 of the Securities Act.

Response: The Company filed its Annual Report on Form 10-K for the year ended December 31, 2021 on April 1, 2022 (the “2021 Form 10-K”). On April 5, 2022, the Company filed an Exhibits-Only Post-Effective Amendment to its Registration Statement to add the consent of its independent registered public accounting firm to include in the Prospectus such firm’s audit report related to the audited financial statements in the 2021 Form 10-K. On the same date, the Company filed a supplement to the prospectus that included the 2021 Form 10-K (the “Supplement”). As a result, each investor who received a copy of the prospectus since April 5, 2022 received the Supplement and therefore a complete copy of the 2021 Form 10-K, which includes the Company’s current audited financial statements.

In response to the comments from the Staff and upon further analysis, the Company included the following Section 5 risk factor disclosure in Amendment No. 1 as the Company engaged in sales of the Company’s securities after April 30, 2022.

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Fort Worth | London | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

May 27, 2022

We are subject to compliance with securities law which exposes us to potential liabilities, including potential rescission rights.

On April 5, 2022, we filed Supplement No. 11 to our prospectus dated July 2, 2021, which included our Annual Report on Form 10-K for the year ended December 31, 2021. Section 10(a)(3) of the Securities Act requires us to make certain updates to the information in our prospectus via a post-effective amendment to the registration statement. Although we provided all investors with the current audited financial statements through the supplement filed on April 5, 2022, this did not timely update the registration statement, which may have caused a potential violation of Section 5 of the Securities Act, which may trigger a right of rescission for certain investors who purchased our common stock during the time the registration statement was not updated. These stockholders may have the right to rescind their purchase of our common stock and require us to reacquire their shares at a price equal to the price originally paid for such shares with interest, less the amount of any income received with respect to such shares.

Please contact me if you should need additional information or have any questions.

Sincerely,

/s/ Jason W. Goode

Jason W. Goode

cc:	James E. Sinople, Chief Financial Officer, Nuveen Global Cities REIT, Inc.
William M. Miller, Secretary, Nuveen Global Cities REIT, Inc.